UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 27, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated January 26, 2010, announcing 2009 fourth quarter and full year revenues and earnings.

PR No. C2617C

STMicroelectronics Reports 2009 Fourth Quarter

and Full Year Financial Results

•	Fourth quarter net revenues up 13.6% sequentially to $2,583 million
•	Fourth quarter operating income, before restructuring, returned to profitability
•	Fourth quarter net operating cash flow increased to $221 million in the quarter*

Paris, January 26, 2010 - STMicroelectronics (NYSE: STM) reported financial results for the 2009 fourth quarter and full year ended December 31, 2009.

President and CEO Carlo Bozotti commented, “ST’s fourth quarter financial results reflect a positive finish to a very difficult year for ST, the semiconductor industry and the global economy.

“Our fourth quarter net revenues increased 13.6% sequentially, above our outlook range and our gross margin came in at 37%, above the midpoint of our outlook range. Excluding restructuring charges, ST returned to an operating income of $90 million for the quarter.*

“The Company’s stronger than forecasted quarterly sequential revenue performance was thanks to growth in all regions and market segments, with all segments, except Telecom, posting double-digit growth.

“Despite the challenging economic environment, ST made significant progress over the course of 2009 by successfully delivering on key actions announced earlier in the year. First, we protected and then enhanced our cash position, improving our net financial position by $965 million to end the year with a net cash position of $420 million.* Second, we made excellent progress in lowering our cost base with a $1 billion savings plan to be completed by about mid-2010. As a result, we improved our financial performance having generated, as anticipated, some points of operating margin and net operating cash flow equal to 8.6% of sales despite an unfavorable currency environment.*

“2009 has been a year of severe losses for ST but we are encouraged by the progress we made throughout the year. 2010 will be a year of great opportunities for ST. Our efforts to strengthen our product portfolio will allow us to grow organically and to participate in new markets and the completion of our major restructuring program will continue to substantially improve our cost structure and competitiveness.”

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(*) Net operating cash flow, net financial position and operating income excluding restructuring charges are non-U.S. GAAP measures. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and for a reconciliation to U.S. GAAP.

Fourth Quarter Review

ST’s net revenues for the fourth quarter of 2009 total $2,583 million and include sales recorded by ST-Ericsson as consolidated by ST. Net revenues increased 13.6% sequentially, reflecting an increase in demand across all of ST’s served market segments, as well as in all regions, with particular strength in Japan, Greater China and the Americas. Net revenues increased in comparison to the year-ago quarter in all market segments except Consumer and Industrial, and in all regions except Japan, reflecting the broad-based recovery in the semiconductor market.

Net Revenues By Market Segment / Channel (a) (In %)	Q4 2009	Q3 2009	Q4 2008
Market Segment / Channel:
Automotive	13%	12%	12%
Computer	14%	13%	11%
Consumer	11%	11%	14%
Industrial & Other	7%	7%	9%
Telecom	36%	41%	35%
Total OEM	81%	84%	81%
Distribution	19%	16%	19%

(a) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

On a sequential basis, all market segments posted growth, with Computer increasing by 22%, Industrial by 19%, Automotive by 19%, Consumer by 12% and Telecom by 1%. Distribution increased 35%, reflecting strong demand and improving market conditions. In comparison to the year-ago quarter, all segments increased except for Consumer and Industrial, down by 11% and 7%, respectively. Automotive was up by 23%, Telecom by 17% and Computer by 37%. Distribution increased 12% in comparison to the year-ago period reflecting the realignment of stock with demand and improved industry conditions.

Gross margin in the fourth quarter of 2009 was 37.0%, significantly higher than the 31.3% reported in the third quarter of 2009, due to higher volumes, increased fab loading and improved efficiencies. As anticipated, ST’s manufacturing performance improved in the fourth quarter as the company continued to ramp towards, but has not yet reached full capacity. Gross margin in the year-ago period was 36.1%.

Combined SG&A and R&D expenses were $906 million in the fourth quarter of 2009, compared to $885 million in the prior quarter and $876 million in the year-ago quarter, which did not include the activities related to Ericsson Mobile Platforms. As anticipated, combined SG&A and R&D expenses in the fourth quarter increased reflecting a longer quarter as well as a negative currency impact but were partially offset by ongoing cost-savings. Combined operating expenses, as a percentage of sales, posted better than expected results as that ratio in the fourth quarter improved to 35.1% from 38.9% in the prior quarter.

In the fourth quarter, ST continued certain ongoing restructuring activities and headcount-reduction programs to streamline its cost structure. The Company’s $1 billion savings and productivity plan, encompassing manufacturing, the rationalization of sites and capturing synergies in wireless, is about three-fourths complete at the end of the year. On December 3, 2009, ST-Ericsson expanded its restructuring plan, targeting additional annualized savings of $115 million in operating expenses and spending, along with an extensive R&D efficiency program. The targeted time of completion of this new plan is the end of 2010.

Related to the Company’s cost-realignment initiatives, ST posted fourth quarter restructuring and impairment charges of $96 million, of which $61 million are related to ST-Ericsson. ST posted restructuring and impairment charges of $53 million and $91 million in the prior quarter and year-ago period, respectively.

Revenue and Operating Results by Product Segment

The following table provides a breakdown of revenues and operating results by product segment. Unused capacity charges are reflected in the segment “Others” in the respective quarters.

Operating Segment (In Million US$ & %)	Q4 2009 Net Revenues	Q4 2009 Operating Income (Loss)	Q3 2009 Net Revenues	Q3 2009 Operating Income (Loss)	Q4 2008 Net Revenues	Q4 2008 Operating Income (Loss)
ACCI	997	57	852	(36)	899	18
IMS	854	90	694	27	791	101
Wireless (a)	712	(48)	704	(75)	575	(77)
Others (b)(c)	20	(105)	25	(112)	11	(181)
TOTAL	2,583	(6)	2,275	(196)	2,276	(139)

ACCI (Automotive/Consumer/Computer/Communication Infrastructure Product Groups) fourth quarter net revenues increased 17% sequentially to $997 million, mainly driven by automotive, set-top box and computer peripherals and reflected solid holiday sales and continuing improvement in industry conditions. In a significant turnaround, ACCI returned to profitability in the fourth quarter, posting operating income of $57 million, compared to a loss of $36 million in the prior quarter and a profit of $18 million in the year-ago quarter.

IMS (Industrial and Multisegment Product Sector) fourth quarter net revenues increased 23% sequentially to $854 million, driven by strong growth in microcontrollers, analog, smartcards and power discretes and reflected improved market conditions and solid growth in the multi-segment market and in distribution. IMS operating income returned to a double-digit margin, and increased significantly to $90 million in the fourth quarter, and compares to income of $27 million in the prior quarter and income of $101 million in the year-ago quarter.

Wireless net revenues in the fourth quarter increased 1% sequentially to $712 million. Net revenues were driven by continued demand in China. Wireless operating loss in the fourth quarter narrowed to $48 million benefiting from the ongoing cost restructuring plans, compared to an operating loss of $75 million in the prior quarter. Wireless operating results in the fourth quarter of 2009 exclude $61 million in restructuring charges related to ST-Ericsson, as consolidated by ST.

In the fourth quarter of 2009, ST booked $59 million of income, reflecting the net loss attributable to non-controlling interest, mainly related to the ST-Ericsson joint venture. This amount is posted below operating results in ST’s Consolidated Income Statement and reflects Ericsson’s 50% share in the joint venture’s loss, as consolidated by ST.

For additional information on ST-Ericsson, see www.stericsson.com

In the fourth quarter of 2009, ST’s loss on equity investments was $13 million including a charge of $5 million that represents ST’s proportional share of the loss reported by Numonyx in its third quarter of 2009. As of December 31, 2009, Numonyx held approximately $572 million in cash on its balance sheet.

______________
(a) As of February 3, 2009, “Wireless” includes the portion of sales and operating results of the ST-Ericsson joint venture as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.

(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.

(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and the other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. “Others” includes $13 million, $47 million and $57 million of unused capacity charges in the fourth and third quarters of 2009 and fourth quarter of 2008, respectively and $96 million, $53 million and $91 million of impairment and restructuring charges in the fourth and third quarters of 2009 and fourth quarter of 2008, respectively.

The fourth quarter of 2009 income statement includes a pre-tax non-cash loss of $68 million related to the sale of certain asset-backed securities. These securities were purchased by Credit Suisse Securities (USA) LLC without ST’s authorization and were the subject of a favorable ruling by the Financial Industry Regulatory Authority issued on February 12, 2009, which ordered Credit Suisse Securities (USA) LLC to pay ST approximately $406 million plus interest against restitution of the securities. ST sold a part of the securities portfolio pursuant to correspondence from Credit Suisse Securities (USA) LLC, while the collection of the related award is still pending. As a result, the Company collected $75 million as a partial payment towards the collection of the awarded amount - and posted the difference of $68 million as an Income Statement loss. Such amount comes in addition to the $245 million impairment that had been taken as of September 30, 2009 with respect to our portfolio of auction rate securities. These amounts should be recovered upon collection of the award. The Company is seeking confirmation of the award from the United States District Court of the Southern District of New York.

Income tax expense in the fourth quarter was $48 million, largely reflecting valuation allowances taken on loss carryforwards in certain jurisdictions and a year-end true-up on the final earnings distribution among jurisdictions.

ST’s net loss narrowed to $70 million in the fourth quarter of 2009, or $-0.08 per share, compared to a net loss of $201 million and $366 million in the prior quarter and year-ago period, respectively. On an adjusted basis, ST reported a fourth quarter of 2009 net income, excluding impairment and restructuring and Other-Than-Temporary-Impairment (OTTI) charges and losses on financial assets attributable to parent Company’s shareholders, of $36 million, or $0.04 per share.*

For the 2009 fourth quarter, the effective average exchange rate for the Company was approximately $1.43 to €1.00 compared to $1.38 to €1.00 for the 2009 third quarter and $1.40 to €1.00 for the 2008 fourth quarter.

Cash Flow and Balance Sheet Highlights

Net operating cash flow, excluding M&A transactions, was $221 million for the fourth quarter of 2009 compared to $100 million in the prior quarter and $161 million in the year-ago quarter*.

Capital expenditures were $190 million during the fourth quarter of 2009, compared to $98 million in the prior quarter and $206 million in the year-ago quarter. For the full year 2009, capital expenditures totaled $451 million, compared to $983 million in 2008 and were consistent with the Company’s expectations and to the Company’s new asset lighter model.

Inventory was $1.28 billion at quarter end, down from $1.30 billion at September 26, 2009 and $1.84 billion at December 31, 2008. Inventory turns in the fourth quarter improved to a record 5.1 turns compared to 4.8 turns sequentially and 3.1 turns in the year-ago quarter.

ST’s net financial position improved significantly to a net cash position of $420 million at December 31, 2009 compared to a net debt position of $545 million at December 31, 2008*. ST’s cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash equaled $2.91 billion. Excluding cash and cash equivalents and marketable securities of $226 million related to ST-Ericsson, a $250 million restricted cash deposit as collateral for the Hynix-Numonyx loan and $42 million of non-current securities, the Company’s liquidity totaled $2.39 billion. Total debt was $2.49 billion. On January 14, 2010, ST completed a program to repurchase about 30.6% of its 2016 convertible bonds. ST paid $314.6 million in outstanding cash to repurchase the bonds out of which $103 million was paid in the fourth quarter. Total equity was $8.36 billion, including non-controlling interest of $1.22 billion.

___________
(*)Adjusted earnings per share, net operating cash flow and net financial position are non-U.S. GAAP measures. For additional information please refer to Attachment A.

Mr. Bozotti said, “Our focus on strong capital management is clearly evidenced from our cash flow and balance sheet metrics. We took aggressive actions to generate cash by accelerating our cash conversion cycle, resulting in a $565 million reduction in inventory and record inventory turns above 5 times. We reduced capital expenditures to a capex-to-sales ratio of 5.3%, in line with our asset lighter strategy. We repurchased approximately 30% of our outstanding convertible bonds with no need of refinancing. And we closed the year with $2.9 billion in cash and marketable securities.”

Full Year 2009 Results

Net revenues, as reported, for the full year 2009 were $8.51 billion compared to 2008 revenues of $9.84 billion, which included $299 million in Flash revenues that were deconsolidated on March 30, 2008.

Gross margin for the full year 2009 was 30.9% of net revenues, lower than the 36.2% reported in 2008, due to industry conditions that resulted in significant fab under-loading, operating inefficiencies and above normal price pressure. Unused capacity charges negatively impacted full year 2009 gross margin by approximately 4 percentage points in addition to the severe impact of an unprecedented volume discontinuity on fab operations and efficiency.

Combined SG&A and R&D expenses in 2009 were $3,524 million compared to $3,339 million in 2008, reflecting the expansion of the Company’s activities through M&A and now in the ST-Ericsson joint venture owned 50% by ST, as consolidated by ST under the integral method.

Equity in earnings of joint ventures registered a net loss of $337 million in 2009, compared to $553 million in 2008, principally reflecting impairment charges related to Numonyx for both periods. In 2009, ST booked $270 million as income for losses attributable to non-controlling interests, but consolidated in ST’s financial results.

Net loss, as reported, was $1,131 million in 2009, or $-1.29 per share, compared to a net loss of $786 million, or $-0.88 per share in 2008. On an adjusted basis, ST reported in 2009 a net loss, excluding impairment, restructuring and Other-Than-Temporary-Impairment (OTTI) charges and losses on financial assets attributable to parent Company’s shareholders, of $627 million, or $-0.72 per share.*

In 2009, the effective average exchange rate for the Company was approximately $1.37 to €1.00, compared to $1.49 to €1.00 for 2008. The Company estimates the strengthening of the U.S. dollar against the Euro to have had a positive impact of approximately $380 million for the full year 2009 operating results.

Full Year 2009 Revenue and Operating Results by Product Segment

The following table provides a breakdown of revenues and operating results by product segment. Unused capacity charges are reflected in the segment “Others”.

In Million US$ & %	Full Year 2009		Full Year 2008
Product Segment	Net Revenues	Operating Income (Loss)	Net Revenues	Operating Income (Loss)
ACCI	3,198	(91)	4,129	136
IMS	2,641	113	3,329	482
Wireless	2,585	(356)	2,030	(65)
FMG (Flash Memories Group)	0	0	299	16
Others	86	(689)	55	(767)
TOTAL	8,510	(1,023)	9,842	(198)

(*)Adjusted earnings per share is a non-U.S. GAAP measure. For additional information please refer to Attachment A.

First Quarter 2010 Business Outlook

Mr. Bozotti stated, “We started the first quarter with a solid backlog and we are working to serve our customers’ demand. In-line with historical trends, we expect to register a sequential net revenue decrease between about -7% and -13% which equates to a positive 35% to 45% when compared to the year-over-year period. However, we expect a better than historical evolution in our gross margin to about 37.5%, plus or minus 1 percentage point thanks to better manufacturing loading and efficiency and an improved product mix.

“Looking forward, we believe ST is well positioned to benefit from the industry upturn because of the important work we have done in product and technology innovation. We plan to deliver the benefits of our innovation to our customers and we also expect ST-Ericsson to execute on its plan to transition to the new portfolio strategy they have devised for their next generation offering. ST’s recent design-wins for digital consumer platforms, ASICs, and automotive products and our many promising offerings including 32-bit microcontrollers, MEMS, with our new families of gyroscopes and active microphones, and low-power sensors for healthcare and building automation applications support our efforts to continuously improve our product portfolio.

“In summary, we are excited about the many opportunities ahead of us. While we continue to make solid progress on reducing our cost structure, our innovative product portfolio is positioning us well to achieve sustainable profitability and cash flow generation.”

Recent Corporate Developments

On December 3, 2009, ST announced changes to its global sales and marketing organization, aimed at better serving its customers and improving the overall effectiveness of its sales and marketing structure. The moves, which became effective January 1, 2010, included the consolidation of ST’s regions in Asia to two regions from three: Greater China & South Asia and Japan & Korea. The Greater China and South Asia region is now led by Corporate Vice President Francois Guibert and the Japan and Korea region is led by Corporate Vice President Marco Cassis. Corporate Vice President Bob Krysiak, moving from Greater China, is now leading the Americas region.

On January 4, 2010, ST, Enel Green Power and Sharp signed an agreement for the manufacture of triple-junction thin-film photovoltaic panels in Italy. The factory, located in Catania in the existing M6 facility to be contributed by STMicroelectronics, is expected to have an initial production capacity of 160 MW per year. The plant’s capacity is targeted to be gradually increased to 480 MW per annum over the next years and right from its start will represent the single most important production facility for solar panels in Italy.

On January 14, 2010, ST completed a program to repurchase a portion of its outstanding Zero Coupon Senior Convertible Bonds due 2016 (“2016 Bonds”). A total of $298,174,000 nominal value of 2016 Bonds were repurchased representing approximately 30.6% of the total amount originally issued. The Company paid $314.6 million from outstanding cash to repurchase 2016 Bonds with an accreted value of $316.0 million. The repurchased Bonds have been cancelled in accordance with their terms.

Q4 2009 Products, Technology and Design Wins

Automotive, Consumer, Computer and Communication Infrastructure (ACCI) Product Highlights

•
In automotive electronics, ST gained a major design win from a world-leading US car maker for a 32-bit microcontroller (MCU) based automatic-transmission platform to be deployed across all its models. The 32-bit Power Architecture MCU implements ST’s leading-edge proprietary embedded-Flash technology. Together with Freescale, ST also introduced a dual-core Power Architecture MCU family designed for functional safety applications.

•
In the powertrain arena, ST achieved a design win for a single-chip smart-power actuator chip, manufactured in ST’s proprietary BCD technology, from a major tier-one OEM in Europe for deployment in Europe and America. ST also gained important design wins from major tier-one OEMs in Europe and Japan for smart-IGBT based Electronic Ignition Drivers, satisfying the stringent requirements of space, cost, and enhanced functionality and diagnostics. Market demand for ST’s world-leading expertise in smart power technology is increasingly being driven by the CO2 reduction plans currently being executed by car makers.

•
In car body applications, ST consolidated its leadership position in ‘door zone’ applications, such as controls for windows, mirrors and side-impact airbags, with a design win from a major OEM in Europe for the market’s largest generic platform, including all variants from low- to high-end solutions.

•
In automotive infotainment, ST gained an important design win for its second generation of highly integrated car-radio receiver ICs from a leading car-infotainment manufacturer in Japan, with production to start in H2 2010. ST also achieved a key design win, for its leading-edge multi-standard tuner DSP family, from a leading infotainment OEM in Europe. Additionally, ST gained an important design win for its GPS solutions for road-tolling equipment in Germany from a leading European manufacturer.

•
In home entertainment applications, ST announced its adoption of the ARM® Cortex™-A9 MPCore™ processor, in addition to the Mali®-400 graphics processor, for its upcoming set-top-box and digital TV System-on-Chip (SoC) ICs. The Cortex-A9 processor will provide the scalable high performance required to enable the high-bandwidth broadband and broadcast content being streamed into homes, while also enabling ST to leverage its expertise in mobile markets, in close cooperation with ST-Ericsson, to deliver world-class power efficiency.

•
In set-top-box (STB) applications, ST has several projects in development with key players, based on the STi7105 HD decoder running middleware from NDS, allowing ST to gain an important piece of this market. ST is also winning new designs on the STi7105, including, most recently, a key broadcaster in France. ST also announced that its highly integrated STi5197 cable STB decoder is now shipping in high volume to leading STB makers in China.

•
Also in STBs, ST’s satellite front-end STB demodulator ICs are now being used by a leading US broadcaster in outdoor dish units, which gives it the potential to be installed in every new subscriber’s home in the US. ST also achieved EuroDOCSIS 2.0 certification for its production-ready reference design for feature-rich cable STBs using the STi7141 SoC.

•
In digital TV chips, ST launched a new generation of high-performance, full high-definition (HD) H.264/MPEG SoCs with world-class Faroudja™ video/audio enhancements, delivering full high-definition processing and accelerated Internet-TV support for the next-generation of integrated broadcast and broadband digital TVs. The new ‘Freeman’ SoCs will enable compelling services and new business models for premium content, and will deliver a rich and intuitive user experience. Additionally, ST gained a design win for an advanced H.264/MPEG decoder to increase its penetration of the emerging ISDB-T DTV market in Latin America.

•
In multimedia display chips, ST announced two new families of Faroudja-based LCD controller SoCs with advanced color processing and DisplayPort and HDMI receivers to support full-HD sources, such as Blu-ray. The DisplayPort-based STDP8028 SoC is being designed into multi-function monitors and public displays by leading OEMs around the world, with two tier-one manufacturers starting mass production in the quarter. In addition, two tier-one makers also started production with the new STDP6000 SoC.

•
Also in displays, ST, in collaboration with LG Display, proposed the iDP (Internal DisplayPort) interface standard, which is designed to replace the current LVDS (Low Voltage Differential Signaling) standard, to the Video Electronics Standards Association (VESA) TV Panel Task Group. This new standard is being driven by the requirements for richer graphics, 3D video and enhanced picture quality.

•
In consumer audio, ST announced its next-generation STA370BWS SoundTerminal™ chip, which delivers increased performance at a highly competitive price. The new chip employs ST’s leading-edge Full Flexible Amplifier (FFX™) technology to deliver high-quality stereo audio at 10W and above, in various consumer applications, including the latest ultra-thin LED-backlit Flat TVs. ST’s SoundTerminal family is currently enjoying success with strong demand and increased market share at leading OEMs in China, Taiwan, Korea and Japan.

•
In imaging, ST unveiled details of its roadmap for 5M-pixel CMOS image sensors in the standard quarter-inch optical format commonly used in camera-phone handsets. ST’s latest leading-edge sensors offer a choice of features creating the richest portfolio of sensors at the 5-megapixel resolution.

•
In communications infrastructure applications, a device in ST’s SPEAr™ family of customizable processors was selected and qualified by a major telecoms company in China, making it ready for implementation in new designs from the manufacturer.

Industrial and Multisegment Sector (IMS) Product Highlights

•
In MEMS (Micro Electro-Mechanical Systems), ST launched several new families of motion sensors for multiple consumer and portable applications, including: a broad range of thirteen new single- and two-axis gyroscopes; a high-performance single-package three-axis analog gyroscope; a motion-sensor combo module integrating a three-axis digital accelerometer with a two-axis analog gyroscope; and a range of three-axis accelerometers with digital output that can detect accelerations up to 24g. ST also introduced a high-accuracy sensor for smart applications in vehicles such as adaptive front lights and advanced anti-theft systems.

•
ST continued to gain numerous design wins for motion sensors in various applications including: two digital camera manufacturers, one in Korea and another in Japan; an important mobile phone maker in Korea; several netbook and laptop manufacturers for free-fall protection; and a customer in Japan for next-generation gaming platforms.

•
Also in MEMS, ST expanded its portfolio with next-generation acoustic MEMS microphones that use technology from OMRON to significantly improve sound quality, reliability, and cost-effectiveness for existing and emerging audio applications in mobile phones, wireless devices and games that respond to voice inputs.

•	In remote energy-metering applications, ST announced that it has been chosen by Enel, Italy’s largest power company, to provide the semiconductor components for new electronic power meters destined for distribution in Spain. The power meters are key elements of the new remote management solution to be installed by Endesa, the largest electricity supplier in Spain. ST also achieved a design win for a powerline-modem based smart-metering project in Africa from a leading meter manufacturer in Egypt.

•
In analog and mixed-signal ICs, ST introduced the first single-chip audio subsystem IC to include 3D sound enhancement for improved stereo effects in equipment such as notebook PCs, mobile internet devices and gaming consoles. Also in the audio field, ST gained a key design win from a world-leading mobile phone maker for a headset audio amplifier. ST also announced a smart-reset chip that allows mobile products experiencing ‘system freeze’ to be restarted safely without removing the battery or pushing the recessed reset button. Additionally, ST attained a number of design wins for temperature sensor ICs in solid-state disks drives, e-Books and other portable applications.

•
In advanced analog, ST introduced a series of highly accurate LED drivers with automatic power saving, enabling electronic signage such as road signs, advertising, stadium displays, battery or solar-powered signs and similar equipment to deliver better high-resolution viewing by ensuring consistent brightness across the viewing area.

•
In power conversion ICs, ST gained design wins for controller and high-voltage converter chips in LED-backlit LCD TV power supplies, most significantly with a major TV maker in Korea. ST was also chosen to supply power management ICs for a PC graphics-card platform and gained an important design win for the ST1S10 DC-DC converter IC with an important STB maker in Europe. Launched approximately two years ago, this converter IC has met with considerable success in consumer applications with top-tier OEMs and distributors. In addition, several designs were won for power management ICs, on recently qualified devices, both for linear and switching regulators, in various markets and applications including netbooks, mobile phones, printers and gaming.

•
And in power transistors, ST introduced a series of IGBTs that reduce the environmental impact of daily-use equipment such as home appliances, industrial machines and HVAC (Heating/Ventilating/Air Conditioning) systems. ST also gained design wins for ignition IGBTs from several car manufacturers in India. These IGBTs are optimized for pencil coil systems and can help cut noxious emissions and reduce fuel consumption. ST also achieved design wins for power MOSFETs in a range of applications, primarily in consumer and lighting applications. Also, a leading automotive OEM in Europe selected ST’s latest STripFET™ VI DeepGATE™ power MOSFETs for use in Antilock Braking Systems.

•
In application-specific discrete devices, ST gained an increasing number of design wins in areas such as telecom networking and solar panels for its power Schottky diodes in PowerFlat halogen-free packages, which offer a slim 1.05mm profile and very low thermal resistance, ideal for power conversion applications. ST introduced its first ultra-low Vf power Schoktty diodes for the 80 PLUS power-supply market. In addition, ST introduced a family for protection against ‘electrical over-stress’ and ‘electrical static discharge’, specified to IEC 61000-4-5, which is applicable to most telecom and industrial equipment.

•
In standard microcontrollers, ST achieved an industry first for MCUs based on ARM Cortex-M processor cores with devices featuring 90nm embedded Flash, leveraging ST’s investment in leading-edge embedded-Flash technology for its secure and automotive MCUs to realize performance and cost advantages for the STM32 family.

•
In secure MCUs, ST announced its AuKey brand-protection solution, based on ST’s ST23 highly secure MCUs, to help brand owners authenticate their products in various applications, including computer accessories, printer consumables, gaming peripherals and disposable medical equipment. ST also introduced a robust low-power processor chip dedicated to managing SIM data for machine-to-machine (M2M) cellular communications applications.

•
In smart cards, ST achieved the world’s first security certification at level EAL6+ using Common Criteria 3.1 methodology, for a secure MCU that targets security-demanding governmental applications such as passports and identity cards.

•	In memory ICs, ST introduced a 2-Kbit IC enabling applications for re-usable contactless tickets for mass transit services, increasing user convenience and operator efficiency.

Technology Highlights

•
ST announced its cooperation with Mayo Clinic on a novel platform for the remote monitoring of patients with chronic cardiovascular disease. The platform will provide a comprehensive and unobtrusive solution that monitors person-specific data and physiological parameters and influences lifestyle and treatment choices.

ST-Ericsson Highlights

•
LG Electronics selected ST-Ericsson’s mobile HSPA (High Speed Packet Access) broadband modem, M340, to power the LG GW990 mobile internet device, which will be launched in the second half of 2010. The M340 is part of the mobile platforms solution, together with the Intel Moorestown solution. The M340 is a small, flexible modem solution with low-power consumption enabling high speed internet access.

•
Nokia and ST-Ericsson announced a long-term partnership for technology and solutions in the area of TD-SCDMA, a 3G mobile communications standard in China. The partnership will see Nokia using ST-Ericsson as a key supplier of chipset platforms in its Symbian-based TD-SCDMA devices and solutions portfolio.

•
ST-Ericsson, together with Ericsson, also announced the companies successfully achieved first mobility between LTE (Long Term Evolution) and HSPA networks, using a multimode LTE/HSPA device powered by ST-Ericsson’s M710 platform.

•
ST-Ericsson announced its cooperation with ARM to accelerate innovation in mobile user experience. ST-Ericsson’s U8500 is the first smartphone platform to integrate a Mali-400 graphics processing unit providing access to a leading-edge environment for graphics developers.

All of STMicroelectronics’  press releases are available at www.st.com/stonline/press/news/latest.htm. All of ST-Ericsson’s press releases are available at www.stericsson.com/press/press_releases.jsp.

Faroudja, SoundTerminal, FFX, SPEAr, STripFET VI and DeepGATE are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including adjusted operating income (loss), adjusted net earnings (loss), adjusted net earnings (loss) per share, net operating cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
Significant changes in demand in the key application markets and from key customers served by our products make it extremely difficult to accurately forecast and plan our future business activities. In particular following a period of significant order cancellations, we recently experienced  a strong surge in customer demand, which is leading to capacity constraints in certain applications;

•
our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs in periods of reduced customer demand  as well as to ramp up production efficiently and rapidly  to respond to increased customer demand, as well as the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•	the impact of intellectual-property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	our ability to successfully integrate the acquisitions we pursue, in particular the successful integration and operation of the ST-Ericsson joint venture;

•
we hold significant non-marketable equity investments in Numonyx, our joint venture in the flash-memory market segment, and in the ST-Ericsson joint venture. Additionally, we are a guarantor for certain Numonyx debts. Therefore, further declines in these market segments or the inability of Numonyx and /or ST-Ericsson to successfully compete could result in further significant impairment charges, restructuring charges and gains/losses on equity investments;

•
our ability to compete in our industry since a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars, especially in light of the volatility in the foreign exchange markets and more particularly in the rate of the U.S. Dollar compared to the other major currencies which we use for our operations;

•	our ability to execute our restructuring initiatives in accordance with our plans if unforeseen events require adjustments or delays in implementation or require new plans;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers or our suppliers, operate;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant; and

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” ”expects,”  “may,” ”are expected to,”  “will,” ”will continue,”  “should,” ”would be,”  “seeks” or “anticipates”  or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information —  Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the SEC on May 13, 2009. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Earnings Presentation and Conference Call

On January 27, 2010, the management of STMicroelectronics will host its annual earnings presentation in Paris at 5:00 a.m. U.S. Eastern Time / 11:00 a.m. CET, and will also conduct a conference call at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss its operating performance for the fourth quarter and full year of 2009

Both the earnings presentation and conference call will be available live via the Internet by accessing: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until February 5, 2010.

About STMicroelectronics

STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

(Attachment A)

STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

Readers are cautioned that the supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Adjusted operating income (loss) is used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted operating income (loss) excludes impairment, restructuring charges and other related closure costs, the impact of purchase accounting (such as in-process R&D costs and inventory step-up charges) and related tax effects.

Adjusted net earnings and earnings per share are used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted earnings exclude impairment, restructuring charges and other related closure costs attributable to parent Company’s shareholders, the impact of purchase accounting (such as in-process R&D costs and inventory step-up charges), other-than-temporary impairment (OTTI) charges on financial assets, and impairment related to equity investments, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profitability from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q4 2009 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	957	(6)	(70)	(0.08)
Impairment & Restructuring		96	65
Realized losses on financial assets			68
Estimated Income Tax Effect			(27)
Non-U.S GAAP	957	90	36	0.04

Q3 2009 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	713	(196)	(201)	(0.23)
Impairment & Restructuring		53	45
Estimated Income Tax Effect			3
Non-U.S GAAP	713	(143)	(153)	(0.17)

Q4 2008 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	822	(139)	(366)	(0.42)
NXP Wireless Inventory Step-Up	31	31	31
Impairment & Restructuring		91	91
Other-Than-Temporary-Impairment			55
Numonyx Impairment			180
Estimated Income Tax Effect			(48)
Non-U.S GAAP	853	(17)	(57)	(0.06)

(more)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, the current portion of long-term debt and long-term debt, all as represented in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	December 31, 2009	September 26, 2009	December 31, 2008
Cash and cash equivalents, net of bank overdrafts	1,588	1,576	989
Marketable securities, current	1,032	955	651
Restricted cash	250	250	250
Marketable securities, non-current	42	170	242
Total financial resources	2,912	2,951	2,132
Current portion of long-term debt	(176)	(230)	(123)
Long-term debt	(2,316)	(2,455)	(2,554)
Total financial debt	(2,492)	(2,685)	(2,677)
Net financial position	420	266	(545)

Net operating cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies.

Net Operating Cash Flow (in US$ millions)	Q4 2009	Q3 2009	Q4 2008
Net cash from operating activities	449	225	390
Net cash used in investing activities	(207)	(311)	(172)
Payment for purchases of / proceeds from sale of current and non-current marketable securities, short-term deposits and restricted cash, net	5	181	(64)
Net operating cash flow	247	95	154
Net operating cash flow (ex M&A)	221	100	161

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	December 31,	September 26,	December 31,
In million of U.S. dollars	2009	2009	2008
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,588	1,576	1,009
Marketable securities	1,032	955	651
Trade accounts receivable, net	1,367	1,422	1,064
Inventories, net	1,275	1,299	1,840
Deferred tax assets	298	252	252
Assets held for sale	31	33	-
Other receivables and assets	753	1,054	685
Total current assets	6,344	6,591	5,501

Goodwill	1,071	1,082	958
Other intangible assets, net	819	851	863
Property, plant and equipment, net	4,081	4,177	4,739
Long-term deferred tax assets	333	360	373
Equity investments	273	286	510
Restricted cash	250	250	250
Non-current marketable securities	42	170	242
Other investments and other non-current assets	442	435	477
	7,311	7,611	8,412
Total assets	13,655	14,202	13,913

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	0	0	20
Current portion of long-term debt	176	230	123
Trade accounts payable	883	954	847
Other payables and accrued liabilities	1,049	1,058	996
Dividends payable to shareholders	26	53	79
Deferred tax liabilities	20	8	28
Accrued income tax	126	136	125
Total current liabilities	2,280	2,439	2,218

Long-term debt	2,316	2,455	2,554
Reserve for pension and termination indemnities	317	340	332
Long-term deferred tax liabilities	37	23	27
Other non-current liabilities	342	375	350
	3,012	3,193	3,263
Total liabilities	5,292	5,632	5,481
Commitment and contingencies
Equity
Parent company shareholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,319,305 shares issued, 878,333,566 shares outstanding)
Capital surplus	2,481	2,470	2,324
Accumulated result	2,723	2,793	4,064
Accumulated other comprehensive income	1,164	1,255	1,094
Treasury stock	(377)	(377)	(482)
Total parent company shareholders' equity	7,147	7,297	8,156
Noncontrolling interest	1,216	1,273	276
Total equity	8,363	8,570	8,432
Total liabilities and equity	13,655	14,202	13,913

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2009	Q3 2009	Q4 2008

Net Cash from operating activities	449	225	390
Net Cash used in investing activities	(207)	(311)	(172)
Net Cash from (used in) financing activities	(218)	(36)	2
Net Cash increase (decrease)	12	(109)	141

Selected Cash Flow Data (in US$ millions)	Q4 2009	Q3 2009	Q4 2008

Depreciation & amortization	355	342	357
Payment for Capital expenditures	(190)	(98)	(206)
Dividends paid	(27)	(26)	(79)
Change in inventory, net	11	174	(166)

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended

	(Unaudited)	(Audited)
	December, 31	December, 31
	2009	2008

Net sales	2,570	2,264
Other revenues	13	12
NET REVENUES	2,583	2,276
Cost of sales	(1,626)	(1,454)
GROSS PROFIT	957	822
Selling, general and administrative	(303)	(304)
Research and development	(603)	(572)
Other income and expenses, net	39	6
Impairment, restructuring charges and other related closure costs	(96)	(91)
Total Operating Expenses	(963)	(961)
OPERATING LOSS	(6)	(139)
Other-than-temporary impairment charge and realized losses on financial assets	(68)	(55)
Interest income, net	3	3
Loss on equity investments	(13)	(204)
Gain on sale of financial assets	-	15
Gain on convertible debt buyback	3	-
LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(81)	(380)
Income tax benefit (expense)	(48)	9
LOSS BEFORE NONCONTROLLING INTEREST	(129)	(371)
Net loss attributable to noncontrolling interest	59	5
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(70)	(366)

LOSS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(0.08)	(0.42)
LOSS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(0.08)	(0.42)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	878.3	878.1
LOSS PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Twelve Months Ended

	(Unaudited)	(Audited)
	December, 31	December, 31
	2009	2008

Net sales	8,465	9,792
Other revenues	45	50
NET REVENUES	8,510	9,842
Cost of sales	(5,884)	(6,282)
GROSS PROFIT	2,626	3,560
Selling, general and administrative	(1,159)	(1,187)
Research and development	(2,365)	(2,152)
Other income and expenses, net	166	62
Impairment, restructuring charges and other related closure costs	(291)	(481)
Total Operating Expenses	(3,649)	(3,758)
OPERATING LOSS	(1,023)	(198)
Other-than-temporary impairment charge and realized losses on financial assets	(140)	(138)
Interest income, net	9	51
Loss on equity investments	(337)	(553)
Gain (loss) on sale of financial assets	(8)	15
Gain on conv. debt buyback	3	-
LOSS BEFORE INCOME TAXES	(1,496)	(823)
AND NONCONTROLLING INTEREST
Income tax benefit	95	43
LOSS BEFORE NONCONTROLLING INTEREST	(1,401)	(780)
Net loss (income) attributable to noncontrolling interest	270	(6)
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(1,131)	(786)

LOSS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(1.29)	(0.88)
LOSS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(1.29)	(0.88)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	876.9	892.0
LOSS PER SHARE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 27, 2010	By:	/s/ Carlo Ferro
	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer